Exhibit (j)(4)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 124 to Registration Statement No. 33-20827 of The RBB Fund, Inc. on Form N-1A of our reports dated October 21, 2007 appearing in the Annual Reports of Money Market Portfolio, Bear Stearns CUFS MLP Mortgage Portfolio, Senbanc Fund and Bear Stearns Ultra Short Income Fund (formerly known as Bear Stearns Enhanced Income Fund) for the period ended August 31, 2007 and to the references to us under the headings “Financial Highlights” in the Prospectuses, and under the headings “Independent Registered Public Accounting Firm,” “Disclosure of Portfolio Holdings,” and “Financial Statements” in the Statements of Additional Information, which are also part of such Registration Statement.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
December 28, 2007